Dieterich & Mazarei
11835 West Olympic Blvd., Suite 1235E
Los Angeles, California 90064

July 14, 2011

United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Micro Imaging Technology, Inc.
Registration Statement on Form S-1
Filed on July 1, 2011
File No. 333-175302

Dear Commission:

In response to your comments with regard to the above-referenced filing, as described telephonically to our office, Micro Imaging Technology, Inc., (the “Company”) has filed an Amended Registration Statement on Form S-1/A.  This amendment reflects the following changes:

1.
The Company has included information describing the dilutive effect of the issuance of the 40,000,000 shares being registered via the Form S-1.  This explanation also includes information regarding the percentage of shares issued and outstanding represented by these 40,000,000 shares;

2.	The amended document now includes statements confirming that the obligations of Dutchess as imposed by the terms of the relevant agreements are non-transferrable; and

3.	The Summary Compensation Table has been updated as requested.

Thank you for your time and attention to this matter.  If you have any questions, please feel free to contact me at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Micro Imaging Technology, Inc.